DC1DOCS1/0067176.01




             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                       SCHEDULE 13G/A
                       (Rule 13d-102)


          INFORMATION TO BE INCLUDED IN STATEMENTS
          FILED PURSUANT TO RULES 13d-1(b) AND (c)
      AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                      (Amendment No. 2)


                    ACE*COMM CORPORATION
                      (Name of Issuer)


           COMMON STOCK, PAR VALUE $.01 PER SHARE
               (Title of Class of Securities)


                         0044 04 109
                       (CUSIP Number)

CUSIP No.  0044 04 109              Page 2 of 5 Pages
1)Names of Reporting Persons
       I.R.S. Identification No. of Above Persons (Entities
       Only)
       S. Joseph Dorr

2)Check the Appropriate Box if a Member of a Group (see
Instructions)
       (a)
       (b)
3)SEC USE Only
4)Citizenship or Place of Organization
                  United States of America
  Number of    (5)  Sole Voting Power
Shares Bene-                  503,583 shares
  ficially     (6)  Shared Voting Power
  Owned by                       0 shares
Each Report-   (7)  Sole Dispositive Power
 ing Person                   503,583 shares
    With       (8)  Shared Dispositive Power
                                 0 shares
9) Aggregate Amount Beneficially Owned by Each Reporting Person
        503,583
10)Check if the Aggregate Amount in Row (9) Excludes Certain
Shares
11)Percent of Class Represented by Amount in Row (9)
                            5.8%
12)Type of Reporting Person (See Instructions)

                               IN

CUSIP No.  0044 04 109              Page 3 of 5 Pages

Item 1(a).  Name of Issuer:

            ACE*COMM Corporation

Item 1(b).  Address of Issuer's Principal Executive
            Offices:

            704 Quince Orchard Road
            Gaithersburg, Maryland  20878

Item 2(a).  Name of Person Filing:

            S. Joseph Dorr

Item 2(b)   Address of Principal Business Office, or, if
            None, Residence:

            704 Quince Orchard Road
            Gaithersburg, Maryland  20878

Item 2(c)   Citizenship:

            United States of America

Item 2(d):  Title of Class of Securities:

            Common Stock, $.01 par value

Item 2(e):  CUSIP Number:

            0044 04 109

Item 3:     If this statement is filed pursuant to Rule 13d-
            1(b), or 13d-2(b), check whether the person filing is a:

            Not applicable.

Item 4:     Ownership.

            (a) Amount beneficially owned:  503,583 shares

CUSIP No.  0044 04 109              Page 4 of 5 Pages

            (b) Percent of class:  5.8%

            (c) Number of shares as to which such person
                has:

            (i) Sole power to vote or to direct the vote:
                503,583
            (ii)Shared power to vote or to direct the vote:
                0
            (iii)Sole power to dispose or to direct the
                disposition of:  503,583
            (iv)Shared power to dispose or to direct the
                disposition of:  0

Item 5:     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6: Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7:     Identification and Classification of the
            Subsidiary Which Acquired the Security Being
            Reported on by the Parent Holding Company.

            Not applicable.

Item 8: Identification and Classification of Members of the Group.

            Not applicable.

Item 9:     Notice of Dissolution of Group.

            Not applicable.

Item 10:    Certification.

            Not applicable.

    CUSIP No.  0044 04 109              Page 5 of 5 Pages

                          SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                February 11, 1998
                                (Date)


                                /s/ S. Joseph Dorr
                                (Signature)


                                S. Joseph Dorr
                                (Name/Title)